May 25, 2011

Mr. Ryan P. Brizek, Esq.
Willkie Farr & Gallagher LLP
1875 K Street, N.W.
Washington, DC 20006-1238

RE: The Gabelli Equity Trust Inc.
        333-173819; 811-04700

Dear Mr. Brizek:

We have reviewed the registration statement on Form N-2 for the Gabelli Equity Trust Inc. (the "Fund"), filed with the Securities and Exchange Commission on April 29, 2011. We have the following comments:

Prospectus

Prospectus Summary

1. Under the heading "Investment Objectives and Policies," please discuss the market capitalization range of the equity securities in which the Fund will invest.

2. Under the heading "Investment Objectives and Policies," please discuss the Fund's investment policy of investing in companies located in foreign countries and/or in emerging markets, if applicable. Please also include the related risk of investing in emerging markets, if applicable.

3. Under the heading "Dividends and Distributions," the disclosure for Preferred Stock Distributions states, "The amount treated as a tax-free return of capital will reduce a shareholder's adjusted tax basis in the preferred stock, thereby increasing the shareholder's potential gain or reducing the potential loss on the sale of the shares." This disclosure could be confusing to investors as it appears to state that a return of capital distribution is beneficial to the shareholder. Please revise this disclosure. In addition, please disclose that the Fund made return of capital distributions for preferred shareholders during the year ended December 31, 2010.

4. Under the heading "Dividends and Distributions," the disclosure for Common Stock Distributions states, "A portion of the distributions to common shareholders

during thirteen of the twenty-four fiscal years since the Fund's inception has constituted a return of capital." Please also state that *all distributions* to common shareholders for the past three years have constituted return of capital.

5. Many investors may not fully understand a return of capital. Please clarify in the prospectus that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit. In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Use of Proceeds

6. For the past three years the Fund has distributed ten percent per year, all of which has been a return of capital. Will any of the proceeds from this offering be used to continue the Fund's managed distribution policy?

Summary of Fund Expenses

7. Please remove the line item "Total annual fund operating expenses and dividends on preferred stock" from the fee table.

8. The numbers in the fee table do not agree with the Financial Highlights. Please explain the difference.

9. Please review the calculation for the expense example. Using the numbers provided in the fee table, the expenses for the one-, three-, five-, and ten-year periods should be: $56, $127, $201, and $393, respectively.

Preferred Stock

10. In the table showing the amounts authorized and outstanding of preferred stock, each heading includes an asterisk. However, there is no explanation for the asterisk. Please remove the asterisk or include a footnote.

Prospectus Supplements

11. The prospectus and prospectus supplement indicate that the Fund may issue auction rate preferred shares. The prospectus states that since February 2008, the auctions for the auction rate preferred shares have failed and holders of the Fund's auction

rate preferred shares who wanted to sell their shares at par through the auction process have been unable to do so. If the Fund issues auction rate shares, a brief description of the significant liquidity risks for holders of auction rate preferred shares should also be prominently and clearly disclosed in the prospectus supplement.

12. Please remove the prospectus supplement for the Subscription Rights for Common Stock and the prospectus supplement for the Subscription Rights for Preferred Stock. This offering is only for Common Stock and Preferred Stock.

STATEMENT OF ADDITIONAL INFORMATION

Portfolio Manager Information

13. Please move the information for the portfolio managers' ownership of shares in the Fund to immediately after the discussion of potential conflicts of interest.

GENERAL

14. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

15. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

16. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

17. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*　　　　*　　　　*　　　　*

If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant